UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

P3 Health Partners Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

744413 105
(CUSIP Number)

Sherif Abdou, M.D.
c/o P3 Health Partners Inc.
2370 Corporate Circle, Suite 300
Henderson, NV 89074
(702) 910-3950
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS NA 2021 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,907,484 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,907,484 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,907,484 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 906,068 shares of Class V Common Stock and 906,068 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and Ms. Abdou serve as trustees of the NA 2021 GRAT, a grantor retained annuity trust. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA 2021 GRAT.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 16.0%.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS NA 2021 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,058,479 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,058,479 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,058,479 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 287,883 shares of Class V Common Stock and 287,883 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and Ms. Abdou serve as trustees of the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA 2021 Trust.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 6.9%.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS NA Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,408,437 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,408,437 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,437 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 132,571 shares of Class V Common Stock and 132,571 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou, Ms. Abdou and their children serve as trustees of the NA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and Ms. Abdou are beneficiaries. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA Charitable Trust.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 3.3%.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS SA 2021 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,907,484 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,907,484 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,907,484 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 906,068 shares of Class V Common Stock and 906,068 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and Mrs. Abdou serve as trustees of the SA 2021 GRAT, a grantor retained annuity trust. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the SA 2021 GRAT.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 16.0%.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS SA 2021 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,058,479 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,058,479 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,058,479 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 287,883 shares of Class V Common Stock and 287,883 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou and Mrs. Abdou serve as trustees of the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the SA 2021 Trust.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 6.9%.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS SA Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,408,437 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,408,437 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,437 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 132,571 shares of Class V Common Stock and 132,571 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC. Dr. Abdou, Mrs. Abdou and their children serve as trustees of the SA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and Mrs. Abdou are beneficiaries. Dr. Abdou may be deemed to be a beneficial owner of the securities held by the NA Charitable Trust.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 3.3%.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS Abdou Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,437,182 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,437,182 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,437,182 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Dr. Abdou and Mrs. Abdou serve as trustees of the Abdou Family Trust, a revocable trust, of which Dr. Abdou and Mrs. Abdou are beneficiaries. Dr. Abdou and Mrs. Abdou may be deemed to be beneficial owners of the securities held by the Abdou Family Trust.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 7.6%.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS Sherif Abdou, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,185,982 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,185,982 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,185,982 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 7,907,484 shares held by the NA 2021 GRAT, a grantor retained annuity trust of which Dr. Abdou and Mrs. Abdou serve as trustees, 3,058,479 shares held by the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children, of which Dr. Abdou and Mrs. Abdou serve as trustees, 1,408,437 shares held by the NA Charitable Trust, a charitable remainder trust of which Dr. Abdou, Mrs. Abdou and their children serve as trustees, 7,907,484 shares held by the SA 2021 GRAT, a grantor retained annuity trust of which Dr. Abdou and Mrs. Abdou serve as trustees, 3,058,479 shares held by the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children, of which Dr. Abdou and Mrs. Abdou serve as trustees, 1,408,437 shares held by the SA Charitable Trust, a charitable remainder trust of which Dr. Abdou, Mrs. Abdou and their children serve as trustees and 3,437,182 shares held by the Abdou Family Trust, a trust for the benefit of Dr. Abdou and Mrs. Abdou, of which Dr. Abdou and Mrs. Abdou serve as trustees. Dr. Abdou may be deemed to be a beneficial owner of the securities held by these trusts. Includes 2,653,044 shares of Class V Common Stock and 2,653,044 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 40.4%.

CUSIP No. 744413 105

1	NAMES OF REPORTING PERSONS Nahed N. Abdou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,185,982 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,185,982 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,185,982 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 7,907,484 shares held by the NA 2021 GRAT, a grantor retained annuity trust of which Dr. Abdou and Mrs. Abdou serve as trustees, 3,058,479 shares held by the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children, of which Dr. Abdou and Mrs. Abdou serve as trustees, 1,408,437 shares held by the NA Charitable Trust, a charitable remainder trust of which Dr. Abdou, Mrs. Abdou and their children serve as trustees, 7,907,484 shares held by the SA 2021 GRAT, a grantor retained annuity trust of which Dr. Abdou and Mrs. Abdou serve as trustees, 3,058,479 shares held by the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children, of which Dr. Abdou and Mrs. Abdou serve as trustees, and 1,408,437 shares held by the SA Charitable Trust, a charitable remainder trust of which Dr. Abdou, Mrs. Abdou and their children serve as trustees and 3,437,182 shares held by the Abdou Family Trust, a trust for the benefit of Dr. Abdou and Mrs. Abdou, of which Dr. Abdou and Mrs. Abdou serve as trustees. Mrs. Abdou may be deemed to be a beneficial owner of the securities held by these trusts. Includes 2,653,044 shares of Class V Common Stock and 2,653,044 Units of P3 Health Group, LLC being held in escrow following the business combination described below until the resolution of a dispute among the former unitholders of P3 Health Group Holdings, LLC.

(2)	Based on information provided by the Issuer as of June 15, 2022, reflecting 41,578,890 shares of Class A Common Stock and 202,024,923 shares of Class V Common Stock of the Issuer outstanding as of such date. The shares of Class V Common Stock and the associated P3 LLC Units are redeemable for the Issuer’s Class A Common Stock on a one-for-one basis, subject to certain restrictions. The Class V Common Stock votes together with the Class A Common Stock as a single class. The Reporting Person’s ownership calculated in accordance with Rule 13d-3 under the Act, assuming that all of the shares of Class V Common Stock and P3 LLC Units owned by the Reporting Person are converted to Class A Common Stock. and that no other shares of Class V Common Stock and P3 LLC Units are converted to Class A Common Stock, is 40.4%.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2021 by the Reporting Persons named therein (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Original Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D.

This Amendment is being filed to (i) supplement the prior disclosure to reflect the entry into a transaction bonus agreement which restricts the transfer of the securities held by the reporting persons, and (ii) reflect the contribution of shares of Class V Common Stock and the associated P3 LLC Units by NA 2021 GRAT and SA 2021 GRAT to the Abdou Family Trust in a series of estate planning transactions, and to include the Abdou Family Trust and Nahed N. Abdou as Reporting Persons.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a) This Statement is filed on behalf of (i) NA 2021 GRAT, (ii) NA 2021 Trust, (iii) NA Charitable Trust, (iv) SA 2021 GRAT, (v) SA 2021 Trust, (vi) SA Charitable Trust, (vii) Abdou Family Trust, (viii) Sherif Abdou, M.D. and (ix) Nahed N. Abdou. Each of the foregoing is referred to as a “Reporting Person” in this Statement.

(b) The address of the principal business and principal office of the Reporting Persons is c/o P3 Health Partners Inc., 2370 Corporate Circle, Suite 300, Henderson, NV 89074.

(c) Dr. Abdou is the Chief Executive Officer of the Issuer. Ms. Abdou is the manager of SNA Nevada LLC and the spouse of Dr. Abdou. The other Reporting Persons are primarily involved in investment activities. The address of the Reporting Persons is set forth in (b).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Abdou and Ms. Abdou are citizens of the United States. The other Reporting Persons are Nevada trusts.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 41,578,890 shares of Class A Common Stock and 202,024.923 shares of Class V Common Stock (including shares being held in escrow following the business combination until the resolution of a dispute among the former unitholders of P3 Health Group Holdings) outstanding as of June 15, 2022, based on information furnished by the Issuer. Class A Common Stock and Class V Common Stock vote together on the election of directors to the Issuer’s board as a single class.

The aggregate number of shares of Class V Common Stock beneficially owned by the Reporting Persons and, for the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

NA 2021 GRAT is the direct beneficial owner of 7,907,484 shares of Class V Common Stock and 7,907,484 P3 LLC Units (including 906,068 shares of Class V Common Stock and 906,068 P3 LLC Units held in escrow). Dr. Abdou and Mrs. Abdou serve as trustees of the NA 2021 GRAT, a grantor retained annuity trust.

NA 2021 Trust is the direct beneficial owner of 3,058,379 shares of Class V Common Stock and 3,058,379 P3 LLC Units (including 287,883 shares of Class V Common Stock and 287,883 P3 LLC Units held in escrow). Dr. Abdou and Mrs. Abdou serve as trustees of the NA 2021 Trust, a trust for the benefit of Dr. Abdou and his children.

NA Charitable Trust is the direct beneficial owner of 1,408,437 shares of Class V Common Stock and 1,408,437 P3 LLC Units (including 132,571 shares of Class V Common Stock and 132,571 P3 LLC Units held in escrow). Dr. Abdou, Mrs. Abdou and their children serve as trustees of the NA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and Mrs. Abdou are beneficiaries.

SA 2021 GRAT is the direct beneficial owner of 7,907,484 shares of Class V Common Stock and 7,907,484 P3 LLC Units (including 906,068 shares of Class V Common Stock and 906,068 P3 LLC Units held in escrow). Dr. Abdou and Mrs. Abdou serve as trustees of the SA 2021 GRAT, a grantor retained annuity trust.

SA 2021 Trust is the direct beneficial owner of 3,058,379 shares of Class V Common Stock and 3,058,379 P3 LLC Units (including 287,883 shares of Class V Common Stock and 287,883 P3 LLC Units held in escrow). Dr. Abdou and Mrs. Abdou serve as trustees of the SA 2021 Trust, a trust for the benefit of Dr. Abdou and his children.

SA Charitable Trust is the direct beneficial owner of 1,408,437 shares of Class V Common Stock and 1,408,437 P3 LLC Units (including 132,571 shares of Class V Common Stock and 132,571 P3 LLC Units held in escrow). Dr. Abdou, Mrs. Abdou and their children serve as trustees of the SA Charitable Trust, a charitable remainder trust, of which Dr. Abdou and Mrs. Abdou are beneficiaries.

Abdou Family Trust is the direct beneficial owner of 3,437,185 shares of Class V Common Stock and 3,437,182 P3 LLC Units. Mr. Abdou and Mrs. Abdou serve as trustees of the Abdou Family Trust, a revocable trust, of which Dr. Abdou and Mrs. Abdou are beneficiaries.

(c) On June 23, 2022, NA 2021 GRAT contributed 1,718,591 shares of Class V Common Stock and 1,718,591 P3 LLC Units to the Abdou Family Trust and SA 2021 GRAT contributed 1,718,591 shares of Class V Common Stock and 1,718,591 P3 LLC units to the Abdou Famiy Trust in a series of estate planning transactions ,Except as set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class V Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class V Common Stock or the P3 LLC Units reported by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Transaction Bonus Agreement

On May 16, 2022, Dr. Abdou entered into a transaction bonus agreement with the Issuer and P3 LLC.

In consideration for the bonus awarded to Dr. Abdou pursuant to the Transaction Bonus Agreement, Dr. Abdou agreed: (i) not to offer, sell, or announce an intention to dispose of any shares of the Issuer’s Class A Common Stock until the closing of the Issuer’s first underwritten offering and sale of Class A Common Stock (the “First Secondary Sale”); (ii) following the First Secondary Sale, to only sell Class A Common Stock pursuant to a customary 10b5-1 plan; and (iii) that any 10b5-1 plan entered into during Dr. Abdou’s employment following the First Secondary Sale will limit sales of the Class A Common Stock under the plan to no more than (I) up to 4% of the trading volume for the Issuer’s stock on any trading day and (II) 5% of Class A Common Stock held by Dr. Abdou or by a trust established by Dr. Abdou during any twelve-month period.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated July 11, 2022.

Exhibit 2	Agreement and Plan of Merger, dated as of May 25, 2021, by and between Foresight, P3 Health Group Holdings, LLC, FAC Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed on June 1, 2021).

Exhibit 3	Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among the Issuer, P3 Health Group, LLC and the P3 Equityholders (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 4	Registration Rights and Lock-Up Agreement, dated as of December 3, 2021, by and among the Issuer, Foresight Sponsor Group, LLC, FA Co-Investment LLC and the P3 Equityholders party thereto (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 5	Tax Receivable Agreement, dated as of December 3, 2021, by and among the Issuer, P3 Health Group, LLC and the Members thereto (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 6	Escrow Agreement, dated as of December 3, 2021, by and among the Issuer, P3 Health Group Holdings, LLC, P3 Health Group LLC, Hudson Vegas Investment SPV, LLC, Mary Tolan and Sherif Abdou, as unitholder representatives and PNC Bank, N.A (incorporated by reference to Exhibit 10.18 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Exhibit 7	Transaction Bonus Agreement, dated May 16, 2022, by and among P3 Health Partners Inc., P3 Health Group Management, LLC and Sherif Abdou, M.D. (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on May 18, 2022).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: dated July 11, 2022

NA 2021 GRAT

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

NA 2021 TRUST

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

NA CHARITABLE TRUST

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

SA 2021 GRAT

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

SA 2021 TRUST

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

SA CHARITABLE TRUST

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

ABDOU FAMILY TRUST

/s/ Sherif Abdou
Name: Sherif Abdou, M.D.
Title: Trustee

/s/ Sherif Abdou
Sherif Abdou, M.D.

/s/ Nahed N. Abdou
Nahed N. Abdou